UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

CryptoLogic Limited

(Name of Subject Company)

CryptoLogic Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

G3159C109

(CUSIP Number of Class of Securities)

David Gavagan

Chairman and Interim CEO

CryptoLogic Limited

3rd Floor, Marine House,

Clanwilliam Place

Dublin 2, Ireland

353 (0) 1 234-0400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Ivan T. Grbešić	Kimberley Anderson
Stikeman Elliott	Dorsey & Whitney LLP
5300 Commerce Court West	Columbia Center, 701 Fifth Avenue
199 Bay Street	Seattle, Washington
Toronto, Ontario,	98101
Canada M5L 1B9	(206) 903-8800
(416) 869-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the offer (the “Offer”) by Amaya Gaming Group Inc. (“Amaya”), a corporation organized under the laws of the Canadian province of Quebec, to purchase all of the issued and to be issued ordinary shares, no par value (the “Ordinary Shares”), of CryptoLogic Limited, a corporation organized under the laws of Guernsey (“CryptoLogic” or the “Company”). In connection with the Offer, the Company’s Board of Directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to the Company’s shareholders, is filed as Exhibit (a)(2) to this Statement and is incorporated herein by reference in its entirety.

The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2012 and in the related Offer Document dated February 17, 2012 (as amended or supplemented from time to time, the “Offer Document”) and Form of Acceptance, Election and Authority (as amended or supplemented from time to time, the “Form of Acceptance”) and, together with the Schedule TO, the Offer Document and the Form of Acceptance, the “Offer Documents”). A letter of recommendation from the Chairman of CryptoLogic to the shareholders of CryptoLogic dated February 17, 2012 (the “CryptoLogic Chairman’s Letter”) forms Part 1 of the Offer Document. The information herein relating to Amaya and the Amaya Offer has been derived from the Offer Documents. The Company does not assume any responsibility for the accuracy or completeness of such information, unless otherwise indicated therein.

Item 1.	Subject Company Information.

(a) The name of the subject company is CryptoLogic Limited, a corporation organized under the laws of Guernsey. The address of the Company’s principal executive offices is 3rd Floor, Marine House, Clanwilliam Place, Dublin 2, Ireland, and the telephone number at such offices is +353 1 234 0400.

(b) The class of equity securities to which this Statement relates is the Company’s Ordinary Shares. As of February 17, 2012, 12,978,240 Ordinary Shares were issued and outstanding. As of February 17, 2012, there were options to purchase 346,000 Ordinary Shares outstanding under the Company’s stock option plans (of which only 310,000 are considered in-the-money) and exchangeable shares of the Company’s wholly-owned indirect subsidiary CryptoLogic Exchange Corporation outstanding which can be exchanged for 840,811 Ordinary Shares.

Item 2.	Identity and Background of Filing Person.

(a) The filing person is the subject company. The name, business address and telephone number of the Company are set forth under Item 1 above, which information is incorporated herein by reference.

(d) This Statement relates to the Amaya Offer, which is described in the Offer Documents. Upon the terms and subject to the conditions set forth in the Offer Documents, Amaya is offering to purchase all of the issued and outstanding Ordinary Shares at a purchase price of US$2.535 per Ordinary Share.

According to the Offer Documents, Amaya’s registered office is located at 7600 Trans-Canada Highway, Pointe-Claire, Quebec, Canada H9R 1C8, and its telephone number at such registered office is (514) 744-3122.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Directors’ Circular under the headings “Arrangements Relating to the Offer”, “Ownership of Securities of CryptoLogic”, “Issuances of Securities of CryptoLogic”, “Arrangements between CryptoLogic and its Directors and Officers”, “Ownership of Securities of Amaya” and “Interest of Directors and Officers in Material Transactions of Amaya” and in the CryptoLogic Chairman’s Letter under the heading “3. Background to and reasons for recommending the Offer” is incorporated herein by reference. In addition, the information set forth on pages 5 through 13 (“Executive Compensation”) of the Company’s Management Information Circular, dated May 10, 2011, which was sent to the Company’s shareholders in connection with the Company’s 2011 Annual Meeting of Shareholders, is filed as Exhibit (e)(6) to this Statement and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Offer” and “Recommendation of the Board of Directors” and in the CryptoLogic Chairman’s Letter under the heading “3. Background to and reasons for recommending the Offer” is incorporated herein by reference.

(b) Reasons for the Recommendation.

The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Offer”, “Background to the Offer”, “Recommendation of the Board of Directors” and in the CryptoLogic Chairman’s Letter under the headings “2. The Offer”, “3. Background to and reasons for recommending the Offer”, and “15. Recommendation” is incorporated herein by reference.

(c) Intent to Tender.

The information set forth in the Directors’ Circular under the heading “Intention of Directors and Officers with Respect to the Offer” and in the CryptoLogic Chairman’s Letter under the heading “5. Undertakings to Accept the Offer” is incorporated herein by reference.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Directors’ Circular under the headings “Background to the Offer” and “Persons or Assets Employed, Compensated or Used” and in the CryptoLogic Chairman’s Letter under the headings “3. Background to and reasons for recommending the Offer” and “6. Management, employees and locations” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Ordinary Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. The information set forth in the Directors’ Circular under the headings “Trading in Securities of CryptoLogic” and “Issuances of Securities of CryptoLogic” is incorporated herein by reference.

Item 7.	Purpose of the Transaction and Plans or Proposals.

The information set forth in the Directors’ Circular under the headings “Background to the Offer” and “Other Transactions” and in the CryptoLogic Chairman’s Letter under the heading “3. Background to and reasons for recommending the Offer” is incorporated herein by reference.

Item 8.	Additional Information.

The information set forth in the Directors’ Circular under the headings “Cautionary Statement on Forward Looking Information”, “Accounting Principles and Financial Calculations”, “Currency and Exchange Rates”, “Availability of Disclosure Documents”, “CryptoLogic Limited”, “Principal Holders of Securities of CryptoLogic”, “Material Changes in the Affairs of CryptoLogic”, “Other Transactions”, “Other Material Information”, “Information Regarding Exchangeable Shares”, and “Statutory Rights” and in the CryptoLogic Chairman’s Letter under the headings “7. CryptoLogic Stock Option Scheme”, “8. Exchangeable Shares”, “9. Cancellation of Listings and Trading”, “10. Compulsory acquisition of CryptoLogic Shares”, “11. Taxation” and “14. Further information” is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	CryptoLogic Chairman’s Letter, dated February 17, 2012 (incorporated by reference to Part 1 of the Offer Document, dated February 17, 2012, which is filed as an exhibit to the Schedule TO filed by Amaya with respect to CryptoLogic on February 21, 2012).

(a)(2)	Directors’ Circular, dated February 17, 2012.

(a)(3)	News release issued by CryptoLogic on February 21, 2012.

(a)(4)	Notice of Conditional Retraction and Form of Acceptance sent to CryptoLogic Exchange Corporation exchangeable shareholders, dated February 17, 2012.

(e)(1)	Irrevocable Undertaking of David Gavagan, dated February 1, 2012.

(e)(2)	Irrevocable Undertaking of Thomas Byrne, dated February 1, 2012.

(e)(3)	Irrevocable Undertaking of Birkenshaw & Company Ltd., dated February 1, 2012.

(e)(4)	Irrevocable Undertaking of Jemekk Capital Management Inc., dated February 1, 2012.

(e)(5)	Irrevocable Undertaking of K2 & Associates Investment Management Inc., dated February 1, 2012.

(e)(6)	Excerpts from CryptoLogic’s Management Information Circular dated May 10, 2011 relating to CryptoLogic’s 2011 Annual Meeting of Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2012

CRYPTOLOGIC LIMITED

By:	/s/ David Gavagan
Name:	David Gavagan
Title:	Chairman and Interim CEO

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	CryptoLogic Chairman’s Letter, dated February 17, 2012 (incorporated by reference to Part 1 of the Offer Document, dated February 17, 2012, which is filed as an exhibit to the Schedule TO filed by Amaya with respect to CryptoLogic on February 21, 2012).

(a)(2)	Directors’ Circular, dated February 17, 2012.

(a)(3)	News release issued by CryptoLogic on February 21, 2012.

(a)(4)	Notice of Conditional Retraction and Form of Acceptance sent to CryptoLogic Exchange Corporation exchangeable shareholders, dated February 17, 2012.

(e)(1)	Irrevocable Undertaking of David Gavagan, dated February 1, 2012.

(e)(2)	Irrevocable Undertaking of Thomas Byrne, dated February 1, 2012.

(e)(3)	Irrevocable Undertaking of Birkenshaw & Company Ltd., dated February 1, 2012.

(e)(4)	Irrevocable Undertaking of Jemekk Capital Management Inc., dated February 1, 2012.

(e)(5)	Irrevocable Undertaking of K2 & Associates Investment Management Inc., dated February 1, 2012.

(e)(6)	Excerpts from CryptoLogic’s Management Information Circular dated May 10, 2011 relating to CryptoLogic’s 2011 Annual Meeting of Shareholders.